Exhibit 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

	Years Ended July 31,
	2000	2001	2002	2003	2004
Earnings
Income before cumulative effect of
change in accounting principle	$60,507	$34,206	$12,878	$12,392	$26,649
Income tax provision	35,536	20,091	6,343	2,635	15,232

Earnings	96,043	54,297	19,221	15,027	41,881

Fixed Charges
Interest expense	21,169	22,195	16,255	27,985	38,098
Portion of rental expense
representative of interest factor	1,113	2,082	3,030	3,034	3,264

Fixed charges	22,282	24,277	19,285	31,019	41,362

Capitalized interest	(580)	—	—	—	—

Earnings before income tax provision
and fixed charges	$117,745	$78,574	$38,506	$46,046	$83,243

Ratio of earnings to fixed charges	5.3x	3.2x	2.0x	1.5x	2.0x